                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             OBJECTSOFT CORPORATION.
                             -----------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                   674427 10 9
                                   -----------
                                 (CUSIP Number)

                                 April 13, 1999
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]  Rule 13d-1(b)
                  [ ]  Rule 13d-1(c)
                  [ ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

---------------------                                         ------------------
CUSIP No. 674427 10 9                 13G                     Page 2 of 10 Pages
---------------------                                         ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Headwaters Capital
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           California
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            484,990
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                484,990
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           484,990
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.56%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           BD, PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 674427 10 9                 13G                     Page 3 of 10 Pages
---------------------                                         ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Jonathan D. Ungar
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            484,990
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                484,990
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           484,990
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.56%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 674427 10 9                 13G                     Page 4 of 10 Pages
---------------------                                         ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Sheldon Kahn
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            484,990
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                484,990
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           484,990
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.56%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 674427 10 9                 13G                     Page 5 of 10 Pages
---------------------                                         ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Jeffrey D. Goshay
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            484,990
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                484,990
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           484,990
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.56%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)           Name of Issuer:
                    ---------------
                    ObjectSoft Corporation (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    ------------------------------------------------
                    Continental Plaza III
                    433 Hackensack Avenue
                    Hackensack, New Jersey 07601

Items 2(a)          Name of Person Filing:
                    ----------------------
                    This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

                    i) Headwaters Capital, a general partnership formed under the laws of the State of California and a registered broker dealer ("Headwaters");

                    ii)  Mr. Jonathan D. Ungar ("Mr. Ungar");

                    iii) Mr. Sheldon Kahn ("Mr. Kahn"); and

                    iv)  Mr. Jeffrey D. Goshay ("Mr. Goshay").

                    This Statement relates to the Shares (as defined herein) held by Headwaters. Mr. Ungar, Mr. Kahn and Mr. Goshay are general partners of Headwaters.

Item 2(b)           Address of Principal Business Office:
                    -------------------------------------
                    The address of the principal business office of each of the Reporting Persons is 220
                    Montgomery Street, Suite 500, San Francisco,
                    CA 94104.


Item 2(c)           Citizenship:
                    ------------
                    i) Headwaters is a partnership organized under the laws of the State of California and a registered broker dealer;

                    ii)  Mr. Ungar is a United States citizen;

                    iii) Mr. Kahn is a United States citizen; and

                    iv)  Mr. Goshay is a United States citizen.

Item 2(d)           Title of Class of Securities:
                    -----------------------------
                    Common Stock, par value $0.0001 per share (the "Shares")


                               Page 6 of 10 Pages

Item 2(e)           CUSIP Number:
                    -------------
                    674427 10 9

                    Item 3 If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

                    (a)[X] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

                    (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

                    (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

                    (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                    (e)[ ] An investment adviser is accordance with ss.240.13d-1(b)(1)(ii)(E);

                    (f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F); (g) A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

                    (h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                    (i)[ ] A church plan that is excluded from the definition of an invesment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                    (j)[ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.             Ownership:
                    ----------
Item 4(a)           Amount Beneficially Owned:
                    --------------------------
                    Each of the Reporting Persons may be deemed the beneficial owner of 484,990 Shares.(1)


----------
(1) The Reporting Persons acquired shares of Series E Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), of the Issuer pursuant to a subscription agreement, dated March 17, 1999 (the "Subscription Agreement"). Pursuant to the Subscription Agreement, Headwaters invested $1,000,000 of its working capital in exchange for 10,000 shares of Preferred Stock and 25,000 warrants to purchase Common Stock (the "Warrants"). The Preferred Stock is convertible into Common Stock upon the earlier of (i) the effective date of the registration statement covering the resale of the Common Stock or (ii) the sixty-first day following the date of the closing of the purchase of the Preferred Stock (March 17, 1999). The number of shares of Common Stock to be received by the Reporting Persons upon conversion of the Preferred Stock is dependent upon the market price of the Common Stock. 1 Each share of the Preferred Stock may be converted into Common Stock by dividing the "purchase price" ($100 per share) by the "conversion price". The "conversion price" equals the lesser of the "closing price" ($2.4375 per share) or the average of "market price A" and "market price B". "Market price A" equals the average of the three lowest closing bid prices of the Common Stock during the 22 day period immediately preceding the conversion date. "Market price B" equals the converting holder's choice of five consecutive closing bid prices of the Common Stock during the 22 day period. As a result of this formulation, the actual number of shares of Common Stock to be issued upon conversion of the Preferred Stock cannot be determined at this time.


                               Page 7 of 10 Pages

Item 4(b)           Percent of Class:
                    -----------------
                    The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 6.56% of the total number of Shares outstanding.1

Item 4(c)           Number of shares as to which each Reporting Person has:
                    -------------------------------------------------------
                    (i)    Sole power to vote or to direct the vote: -0-

                    (ii)   Shared power to vote or to direct the vote: 484,990

                    (iii) Sole power to dispose or to direct the disposition of: -0-

                    (iv) Shared power to dispose or to direct the disposition of: 484,990

Item 5              Ownership of Five Percent or Less of a Class:
                    ---------------------------------------------
                    If this statement is being filed to report the fact that as of the date hereof, each of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    -------
                    Not Applicable.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------
                    Not Applicable



                               Page 8 of 10 Pages

Item 8              Identification and Classification of Members of the Group:
                    ----------------------------------------------------------
                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------
                    Not Applicable

Item 10             Certification:
                    --------------

         By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








                               Page 9 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April __, 1999               HEADWATERS CAPITAL


                                      By: /s/ Jonathan D. Ungar
                                          -------------------------
                                          Jonathan D. Ungar
                                          General Partner


Dated: April __, 1999


                                      By: /s/ Jonathan D. Ungar
                                          -------------------------
                                          Jonathan D. Ungar


Dated: April __, 1999


                                      By: /s/ Sheldon Kahn
                                          -------------------------
                                          Sheldon Kahn


Dated: April __, 1999


                                      By: /s/ Jeffrey D. Goshay
                                          -------------------------
                                          Jeffrey D. Goshay



                               Page 10 of 10 Pages